Exhibit 21

SUBSIDIARIES OF THE REGISTRANT

The following is a list of the direct and indirect subsidiaries of PrivateBancorp, Inc.(1) as of February 24, 2014:

Entity Official Name	Jurisdiction of Formation or Organization
The PrivateBank and Trust Company	Illinois Department of Financial and Professional Regulation
PB Real Estate, LLC	Illinois Secretary of State
PBTC & Company LLC	Illinois Secretary of State
BBH Financial Advisors, Inc.	Michigan Department of Energy, Labor and Economic Growth, Bureau of Commercial Services
PrivateBancorp Statutory Trust II	Delaware Secretary of State
PrivateBancorp Statutory Trust III	Delaware Secretary of State
PrivateBancorp Capital Trust IV	Delaware Secretary of State
Bloomfield Hills Statutory Trust I	Delaware Secretary of State

(1)
PrivateBancorp, Inc. and its various subsidiaries also own and use the following trade names and trademarks: The PrivateWealth Financial Strategies Group, The Palladian PrivateBank, and The PrivateWealth Group.